THIS TERMINATION AGREEMENT is made on December 16, 2005;

BETWEEN:	BCE INC., a corporation governed by the laws of Canada; (hereinafter "BCE")
AND:	3588513 CANADA INC., a corporation governed by the laws of Canada; (hereinafter "CANADA INC.")
AND:	CGI GROUP INC., a company governed by the laws of the Province of Québec; (hereinafter "CGI")

WHEREAS BCE, Canada Inc. and CGI have entered into an agreement dated as of July 24, 2003 with respect to BCE's ownership in CGI (the "Shareholder Agreement");

WHEREAS pursuant to the terms of a Share Purchase Agreement (the "Purchase Agreement") of even date herewith, BCE agreed to sell to CGI 100,000,000 Class A subordinate shares (the "Purchased Shares") it owns in the share capital of CGI and CGI agreed to purchase from BCE the Purchased Shares, subject to and upon the terms and conditions of the Purchase Agreement;

WHEREAS the parties now wish to terminate the Shareholder Agreement effective on the Closing Date (as defined in the Purchase Agreement), subject to the terms and conditions contained herein;

NOW, THEREFORE, FOR GOOD AND SUFFICIENT CONSIDERATION, THE RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED, THE PARTIES AGREE AS FOLLOWS:

1.

The parties hereby terminate the Shareholder Agreement in its entirety, effective on the Closing Date and each party hereby acknowledges that the Shareholder Agreement and every provision thereof are, effective on the Closing Date, of no further force and effect.

2.	The parties hereby waive any rights to which they were, are or may be entitled to under the Shareholder Agreement.
3.

The parties hereby release and discharge each other from all obligations, liabilities (whether absolute, accrued, contingent or otherwise), debts, sums of money, covenants, actions, suits, causes of action or other claims that they had, have or may have under the Shareholder Agreement.

4.	The preamble hereto forms and integral part hereof.

5.

This agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

6.

For greater certainty, it is understood that the Shareholder Agreement shall continue in full force and effect, unamended, in the event that the Closing (as defined in the Purchase Agreement) does not occur.

7.	This agreement shall enure to the benefit of and be binding upon the respective successors and assigns of the parties.
8.	This agreement is governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this agreement on the date first above mentioned.

BCE INC.	3588513 CANADA INC.
Per: /s/ Siim Vanaselja	Per: /s/ Michael T. Boychuk
Siim Vanaselja Chief Financial Officer	Michael T. Boychuk Treasurer

CGI GROUP INC.
Per: /s/ Serge Godin
Serge Godin Chairman of the Board and Chief Executive Officer